

SEC 05040880 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S.Fiduciary Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sugar Creek Center Blvd. Suite 1075
(No. and Street)

Sugar Land	TX	77478
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C. 185 SECTION

One Riverway, Suite 1000	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cynthia Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Fiduciary Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public


CHARLTON SHAW
Notary Public, State of Texas
My Commission Expires:
May 24, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. FIDUCIARY SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CONTENTS

Harper & Pearson Company  Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Partners
GulfStar Group I, Ltd.
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of GulfStar Group I, Ltd. (the Partnership) and Subsidiary as of December 31, 2004 and the related consolidated statement of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GulfStar Group I, Ltd. and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 11, 2005

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

ASSETS

	2004
Cash and cash equivalents	$ 46,624
Investment securities, at market	97,655
Prepaid expenses	1,750
Receivable from carrying broker	10,878
Receivable from stockholder	190,000
Other receivables	30,572
Other assets, net	898
TOTAL ASSETS	$ 378,377

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 15,436
Accrued expenses	37,859
Income tax payable	12,538
Payable to related party	7,416
TOTAL LIABILITIES	73,249
STOCKHOLDER'S EQUITY	
Common stock - $.10 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	1,000
Additional paid-in capital	96,666
Retained earnings	207,462
	305,128
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 378,377

The accompanying notes are an integral part of the financial statements.

U.S. FIDUCIARY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
REVENUES	
Commissions	$ 238,989
Less: Commissions to carrying broker	65,436
Net commission income	173,553
Investment Advisory Fees	992,946
Interest and other income	838
TOTAL REVENUES	1,167,337
EXPENSES	
Management fees	118,730
Investment and advisory department expenses	282,529
Salaries and benefits	374,907
Other operating expenses	321,018
TOTAL EXPENSES	1,097,184
INCOME BEFORE INCOME TAX EXPENSE	70,153
Income tax expense	(12,538)
NET INCOME	$ 57,615

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2003	$ 1,000	$ 96,666	$ 149,847	$ 247,513
Net income	-	-	57,615	57,615
Balance, December 31, 2004	$ 1,000	$ 96,666	$ 207,462	$ 305,128

The accompanying notes are an integral part of the financial statements.

U.S. FIDUCIARY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 57,615
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on securities owned	-
Changes in operating assets and liabilities	
Prepaid expenses	(1,750)
Receivable from carrying broker	2,618
Other receivables	110,874
Other assets, net	1,807
Accounts payable	(712)
Accrued expenses	37,859
Income tax payable	(17,708)
Payable to related party	7,416
Net cash provided by operating activities	198,019
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash advanced to stockholder	(190,000)
Net cash used by financing activities	(190,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,019
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	38,605
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 46,624
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ 30,246

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Effective December 31, 2003, U.S. Fiduciary, L.P. (The Parent) purchased all the shares of capital stock of Post Oak Capital Advisors, Inc., which consisted of 10,000 shares of common stock, $.10 par value and began operating as U.S. Fiduciary Securities, Inc. (The Company). Post Oak Capital Advisors, Inc. was incorporated in the state of Texas on December 3, 1994. The Company is located in Sugar Land, Texas.

Nature of Operations – The Company operates as an introducing broker/dealer of securities. It acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company also operated as a registered investment advisor providing investment advisory services to high net worth individuals, investment partnerships and select institutions. Its operations are also regulated by the SEC. Its principal market is the general public in Texas and Louisiana.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Investment Securities – Investments, which consisted of a municipal bond at December 31, 2004, are valued at market.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for all the securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from carrying broker represents the Company's share of commissions for transactions conducted through the clearing agent.

Income Tax – The Company provides deferred income taxes for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The cumulative temporary differences at December 31, 2004 were insignificant and, as a result, deferred taxes have not been provided thereon. The provision for income taxes does not differ significantly from the computation at statutory rates.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment advisory fees are recorded quarterly and are based on the value of the portfolio under management. Other accounts receivable at year-end represent advisory fees to clients billed in arrears.

NOTE B CLEARING BROKER CONTRACT

As described in Note A, the Company has entered into an agreement for securities clearance services with Bear Stearns Securities Corp. Bear Stearns carries and clears the Company's customers' margin and cash accounts on a fully disclosed basis.

Under the agreement, the Company assumes responsibility for keeping customers' accounts in compliance with various securities laws and requirements. However, Bear Stearns assumes responsibility for monitoring the Company's accounts for compliance.

Other requirements of the agreement are that the Company maintain net capital of not less than $150,000 and be a member in good standing of the NASD. Bear Stearns also has a lien and security interest in all of the Company's property for the repayment of any obligations to Bear Stearns. The Company has obtained a waiver through December 31, 2004 from Bear Stearns relating to shortfalls of $81,764 at December 31, 2004 and 2003from the required net capital amount of $150,000.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts, and the aggregate indebtedness to net capital ratio as of December 31, 2004.

Net Capital - Actual (Schedule I)	$ 68,236
Net Capital - Required (Schedule I)	50,000
Excess Net Capital	$ 18,236
Aggregate Indebtedness to Net Capital	.96 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities at December 31, 2004.

NOTE E RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of U.S. Fiduciary, L.P. who acquired the Company effective December 31, 2003. Other subsidiaries of the Parent provide services to the Company. At December 31, 2004 the Company owed $7,416 for those services to an affiliate. In addition, the Company provided an interest free advance of $190,000 to the Parent. Management anticipates repayment from the Parent within the next twelve months. Affiliates charged the Company $118,637 in reporting and manager fees and $50,823 in officer salaries in 2004.

NOTE E RELATED PARTY TRANSACTIONS (CONTINUED)

The former owner has signed a five year consulting agreement with the Company that calls for varying amounts based on a percentage of net revenues. For the year ended December 31, 2004 the Company paid $118,730 in consulting fees.

NOTE F CREDIT RISK

Credit Risk – The Company's credit risk results primarily from cash deposits, accounts receivable and its fixed rate municipal bond. The Company maintains cash in a deposit account, which at times exceed federally insured limits. It is the Company's practice to utilize high net worth institutions to minimize its credit risk. In addition an allowance for doubtful accounts is established as needed based upon factors surrounding the credit risk of specific customers, historical trends, and other information. At December 31, 2004, in management's opinion no reserves were required.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standing of each counter party.

NOTE G INVESTMENT SECURITIES

At December 31, 2004 and 2003the Company had the following investments:

	2004	
	Cost	Market
Burleson, Texas ISD, $100,000 Refunding and Improvement Bond, 6.55%, due 08/01/2005.	$ 75,101	$ 97,655

There was no change in market value for the year ended December 31, 2004.

NOTE H PENSION PLAN

The Company has a salary reduction simplified employee pension plan (SARSEP) covering substantially all employees. Company elective contributions for the period ended December 31, 2004 were $2,700.

NOTE I SUBSEQUENT EVENT

The Company anticipates moving its investment advisory services to a separate company in 2005. Revenue of the company will be substantially reduced if this action is taken. Total advisory fees for 2004 were $992,946.

U.S. FIDUCIARY SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

TOTAL STOCKHOLDER'S EQUITY	$ 305,128
LESS NONALLOWABLE ASSETS	
Receivables	(215,804)
Other deductions	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS AND EXCESS FIDELITY BOND DEDUCTIBLE	89,324
HAIRCUTS ON SECURITIES	(2,088)
EXCESS FIDELITY BOND DEDUCTIBLE	(19,000)
NET CAPITAL	68,236
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 18,236

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2004)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 68,236
NET CAPITAL PER ABOVE	$ 68,236

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See independent auditor's report.